Filed Pursuant to Rule 433
Registration No. 333-133007
March 3, 2008
FREE WRITING PROSPECTUS
(To Prospectus Dated April 5, 2006,
Prospectus Supplement Dated October 12, 2007 and
Prospectus Addendum Dated December 12, 2007)
HSBC USA Inc.
$[●]
Equity Buffer Notes

Linked to a weighted basket of the Financial Select Sector SPDR and the S&P 500® Index.

Terms used in this free writing prospectus are described or defined in the prospectus supplement and the prospectus. The notes offered will have the terms described in the prospectus supplement and the prospectus. The notes are 10% principal protected, and you may lose up to 90% of your initial investment in the notes.

·	Reference Asset:
A weighted basket of the Financial Select Sector SPDR (ticker: XLF) (the “XLF”) and the S&P 500® Index (ticker: SPX) (the “SPX”), each of which we refer to as a “basket component,” and collectively, as the “basket components.

·	Basket Weightings:	With respect to the XLF, 30.00%; and with respect to SPX, 70.00%.
·	Principal Amount:	$1,000 per note, subject to a minimum purchase of 1 note ($1,000).
·	Trade Date:	[March 3, 2008]
·	Pricing Date:	[March 3, 2008]
·	Original Issue Date:	[March 6, 2008]
·	Final Valuation Date:	[June 3, 2009], subject to adjustment as described herein.
·	Maturity Date:	3 business days after the final valuation date, and is expected to be [June 8, 2009]. The maturity date is subject to further adjustment as described herein.
·	Payment at Maturity:	For each note, the cash settlement value.
·	Cash Settlement Value:	You will receive a cash payment on the maturity date that is based on the basket return (as described below):
-If the basket return is greater than or equal to 0.00%, you will receive an amount equal to 100% of the principal amount plus the lesser of:
(i) the product of (a) the principal amount multiplied by (b) the basket return multiplied by the upside participation rate; and
(ii) the product of (a) the principal amount multiplied by (b) the maximum gain; and
-If the basket return is between 0% and -10%, you will receive 100% of the original principal amount; and

-If the basket return is less than -10.00%, you will lose 1.00% of the original principal amount for each percentage point that the basket return is below -10.00%. For example, if the basket return is -30.00%, you will suffer a 20.00% loss and receive 80.00% of the original principal amount.

·	Upside Participation Rate:	200.00%.
·	Maximum Payment at Maturity:	$[1,220.00] per note.
·	Maximum Gain:	[22.00]%.
·	Initial Level:	With respect to XLF, [●], which represents the official closing price of one share of the XLF on the pricing date, as determined by the calculation agent.
With respect to the SPX, [●], which represents the official closing level of the SPX as determined by the calculation agent.
·	Final Level:	With respect to the XLF, the official closing level of one share of the XLF on the final valuation date, as determined by the calculation agent.
With respect to the SPX, the official closing level of the SPX on the final valuation date as determined by the calculation agent.
·	Basket Component Return:
With respect to a basket component and as determined on the final valuation date, the quotient, expressed as a percentage, of (i) the final level of such basket component minus the initial level of such basket component divided by (ii) the initial level of such basket component, expressed as a formula:

·	Basket Return:	The sum of (a) the product of the basket component return of the XLF multiplied by 30.00%, plus (b) the product of the basket component return of the SPX multiplied by 70.00%, expressed as a formula:
(RXLF x 30.00%) + (RSPX x 70.00%)
Where,
RXLF is the basket component return for the XLF as determined on the final valuation date for XLF; and
RSPX is the basket component return for the SPX as determined on the final valuation date for SPX;
·	Official Closing Level:
With respect to XLF, and on any scheduled trading day between the pricing date and the final valuation date, inclusive, the official closing level will be the closing price of one share of the XLF on such scheduled trading day as determined by the calculation agent and displayed on the Bloomberg page “XLF UA <EQUITY>”.

With respect to the SPX, and on any scheduled trading day between the pricing date and the final valuation date, inclusive, the official closing level will be the closing level of the SPX on such scheduled trading day as determined by the calculation agent and based upon determinations with respect thereto made by the reference sponsor (as defined herein) and displayed on Bloomberg page “SPX <INDEX>”.

·	Form of notes:	Book-Entry.
·	CUSIP and ISIN:	4042K0 KR5 and [●].
·	Listing:	The notes will not be listed on any U.S. securities exchange or quotation system.
·	Agent’s Discount:	TBD

Investment in the notes involves certain risks. You should refer to “Risk Factors” beginning on page FWP-5 of this document and page S-3 of the prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this free writing prospectus, or the accompanying prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. We may use this free writing prospectus in the initial sale of notes. In addition, HSBC Securities (USA) Inc. or another of our affiliates or agents may use this free writing prospectus in market-making transactions in any notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this free writing prospectus is being used in a market-making transaction.

We have appointed HSBC Securities (USA) Inc. as agent for the sale of the notes. HSBC Securities (USA) Inc. will offer the notes to investors directly or through other registered broker-dealers.

HSBC SECURITIES (USA) INC.
March 3, 2008

SUMMARY

General Terms

This free writing prospectus relates to one note offering linked to the reference asset identified on the cover page. The purchaser of a note will acquire a security linked to a weighted basket consisting of an equity index and an exchange traded fund. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the note offering relates to the reference asset identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the reference asset, the basket components, any index or stocks underlying the basket components, or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated April 5, 2006 and the prospectus supplement dated October 12, 2007, and the prospectus addendum of December 12, 2007. You should carefully consider, among other things, the matters set forth in “Risk Factors” beginning on page FWP-5 of this free writing prospectus and page S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. As used herein, references to “HSBC”, “we,” “us” and “our” are to HSBC USA Inc.

HSBC USA Inc. has filed a registration statement (including a prospectus, a prospectus supplement, and a prospectus addendum) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, HSBC USA Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus addendum and prospectus supplement if you request them by calling toll-free 1 888 800 4722.

You may also obtain:

•	the prospectus supplement at www.sec.gov/Archives/edgar/data/83246/000114420407053900/v090138_424b2.htm

•	the prospectus at www.sec.gov/Archives/edgar/data/83246/000110465906022455/a05-22289_1s3asr.htm

•	the prospectus addendum at www.sec.gov/Archives/edgar/data/83246/000114420407067025/v096997_424b2.htm

We are using this free writing prospectus to solicit from you an offer to purchase the notes. You may revoke your offer to purchase the notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any material changes to the terms of the notes, we will notify you.

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Payment at Maturity

On the maturity date and for each note, we will pay you the cash settlement value, which is an amount in cash based on the basket return, as described below:

·  If the basket return is greater than or equal to 0.00%, you will receive an amount equal to 100% of the principal amount plus the lesser of:

(i) the product of (a) the principal amount multiplied by (b) the basket return multiplied by the upside participation rate; and

(ii) the product of (a) the principal amount multiplied by (b) the maximum gain; and

·  If the basket return is between 0% and -10%, you will receive 100% of the original principal amount; and

·  If the basket return is less than -10.00%, you will lose 1.00% of the original principal amount for each percentage point that the basket return is below -10.00%. For example, if the basket return is -30.00%, you will suffer a 20.00% loss and receive 80.00% of the original principal amount.

Interest

The notes will not bear interest.

Expenses

We estimate that we will spend approximately $[5,000] for printing, trustee and legal fees and other expenses allocable to the offerings.

Market Disruption Event

If the final valuation date is not a scheduled trading day with respect to a basket component, then the final valuation date for that basket component will be the next day that is a scheduled trading day for that basket component. If a market disruption event (as defined below) exists with respect to a basket component on a final valuation date, then the final valuation date for that basket component will be the next scheduled trading day for that basket component on which a market disruption event does not exist with respect to that basket component. For the avoidance of doubt, if no market disruption event exists with respect to a basket component on a final valuation date for that basket component, the determination of that component’s final level will be made on that final valuation date, irrespective of the existence of a market disruption event with respect to the other basket component.

If a market disruption event exists on the final valuation date with respect to the SPX on five consecutive scheduled trading days for the SPX, then that fifth scheduled trading day will be the final valuation date for the SPX, and the calculation agent will determine the final level of the SPX on that date in accordance with the formula for and method of calculating the SPX last in effect prior to the occurrence of that market disruption event, using the relevant exchange traded or quoted price of each security included in the SPX (or if an event giving rise to a market disruption event has occurred with respect to a stock in the SPX on that fifth scheduled trading day, its good faith estimate of the value for that stock).

If a market disruption event exists with on the final valuation date with respect to the XLF on five consecutive scheduled trading days for the XLF, then that fifth scheduled trading day will be the final valuation date, and the calculation agent will determine the final value of the XLF on that date in good faith and in its sole discretion.

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If the final valuation date is postponed, then the maturity date will also be postponed until the third business day following the postponed final valuation date and no interest will be payable in respect of such postponement. If the final valuation date for both basket components is postponed, then the maturity date will also be postponed until the third business day following the last postponed final valuation date and no interest will be payable in respect of such postponement.

“Market disruption event” means:

·
with respect to the SPX, any scheduled trading day on which any relevant exchange or related exchange fails to open for trading during its regular trading session or on which any of the following events has occurred and is continuing which the calculation agent determines is material:

(a) the occurrence or existence of a condition specified below at any time:

(i) any suspension of or limitation imposed on trading by any relevant exchanges or related exchanges or otherwise, whether by reason of movements in price exceeding limits permitted by the relevant exchanges or related exchanges or otherwise, (A) relating to any security included in the SPX or (B) in futures or options contracts relating to the SPX on any related exchange; or

(ii) any event (other than any event described in (b) below) that disrupts or impairs (as determined by the calculation agent) the ability of market participants in general (A) to effect transactions in, or obtain market values for any security included in the SPX or (B) to effect transactions in, or obtain market values for, futures or options contracts relating to the SPX on any relevant related exchange; or

(b) the closure on any scheduled trading day of any relevant exchange relating to any security included in the SPX or any related exchange prior to its scheduled closing time unless the earlier closing time is announced by the relevant exchange or related exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on the exchange and (ii) the submission deadline for orders to be entered into the relevant exchange or related exchange for execution at the close of trading on that day.

·
with respect to the XLF, any scheduled trading day on which any relevant exchange or related exchange fails to open for trading during its regular trading session or on which any of the following events has occurred and is continuing which the calculation agent determines is material:

(a) the occurrence or existence of a condition specified below at any time:

(i) any suspension of or limitation imposed on trading by any relevant exchanges or related exchanges or otherwise, whether by reason of movements in price exceeding limits permitted by the relevant exchanges or related exchanges or otherwise, (A) relating to shares of the XLF, (B) relating to any security included in the underlying index (as described herein) of the XLF or (C) in futures or options contracts relating to the XLF or the underlying index of the XLF, on any related exchange; or

(ii) any event (other than any event described in (b) below) that disrupts or impairs (as determined by the calculation agent) the ability of market participants in general (A) to effect transactions in, or obtain market values for shares of the XLF, (B) to effect transactions in, or obtain market values for any security included in the underlying index of the XLF, or (C) to effect transactions in, or obtain market values for, futures or options contracts relating to the XLF or the underlying index of the XLF on any relevant related exchange; or

(b) the closure on any scheduled trading day of any relevant exchange relating to shares of the XLF or relating to any security included in the underlying index of the XLF or any related exchange prior to its scheduled closing time unless the earlier closing time is announced by the relevant exchange or related exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on the exchange and (ii) the submission deadline for orders to be entered into the relevant exchange or related exchange for execution at the close of trading on that day.

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“Related exchange” means:

·
with respect to the XLF, each exchange or quotation system on which futures or options contracts relating to the XLF or the underlying index of the XLF are traded, any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the futures or options contracts relating to the XLF or the underlying index of the XLF has temporarily relocated (provided that the calculation agent has determined that there is comparable liquidity relative to the futures or options contracts relating to the XLF or the underlying index of the XLF on such temporary substitute exchange or quotation system as on the original related exchange).

·
with respect to the SPX, each exchange or quotation system on which futures or options contracts relating to the SPX are traded, any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the futures or options contracts relating to the SPX has temporarily relocated (provided that the calculation agent has determined that there is comparable liquidity relative to the futures or options contracts relating to the SPX on such temporary substitute exchange or quotation system as on the original related exchange).

“Relevant exchange” means:

·	with respect to the SPX, any exchange on which securities then included in the SPX trade.

·	with respect to the XLF, any exchange on which shares of the XLF or securities then included in the underlying index of the XLF trade.

“Scheduled closing time” means with respect to a relevant exchange or a related exchange, the scheduled weekday closing time on any scheduled trading day of the relevant exchange or related exchange on that scheduled trading day, without regard to after hours or any other trading outside of the regular trading session hours.

“Scheduled trading day” means:

·	with respect to the SPX, any day on which all of the relevant exchanges and related exchanges are scheduled to be open for trading for each security then included in the SPX.

·
with respect to the XLF, any day on which all of the relevant exchanges and related exchanges are scheduled to be open for trading for shares of the XLF or each security then included in the underlying index of the XLF.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the notes.

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INVESTOR SUITABILITY

The notes may be suitable for you if:

¨    You believe the weighted basket of the XLF and the SPX will appreciate moderately—meaning that you believe the weighted basket of the XLF and the SPX will appreciate over the term of the notes, but do not believe such appreciation is likely to exceed the maximum gain of [22.00]%.

¨    You are willing to make an investment that is exposed to downside performance of the reference asset on a 1 to 1 basis for each percentage point that the final return is below -10%.

¨    You are willing to invest in the notes based on the upside participation rate of [200.00%].

¨    You are willing to invest in the notes based on the fact your return (as magnified by the upside participation rate) is subject to the maximum gain of [22.00]%.

¨    You are willing to forego dividends paid on the XLF, and the stocks included in the SPX.

¨    You do not seek current income from this investment.

¨    You do not seek an investment for which there is an active secondary market.

¨    You are willing to hold the notes to maturity.

¨    You seek an investment whose return is linked to a weighted basket containing an index that represents companies in a variety of market sectors and jurisdictions, and an exchange traded fund tracking the performance of an underlying index that represents companies in the financial sector of the S&P® 500 Index.

The notes may not be suitable for you if:

¨    You do not believe the weighted basket of XLF and SPX will appreciate over the term of the notes, or you believe the weighted basket of XLF and SPX will appreciate by more than the maximum gain during the term of the note.

¨    You are unwilling to make an investment that is exposed to downside performance of the reference asset on a 1 to 1 basis for each percentage point that the final return is below -10%.

¨    You prefer a product that provides an upside participation rate of greater than [200.00%].

¨    You seek an investment that is exposed to the full potential appreciation of the reference asset, without a cap on participation.

¨    You prefer to receive the dividends paid on the XLF or on any stocks included in the SPX.

¨    You seek current income from this investment.

¨    You are unable or unwilling to hold the notes to maturity.

¨    You seek an investment for which there will be an active secondary market.

¨    You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by HSBC or another issuer with a similar credit rating.

¨    You do not seek an investment whose return is linked to a weighted basket containing an index that represents companies in a variety of market sectors and jurisdictions, and an exchange traded fund tracking the performance of an underlying index that represents companies in the financial sector of the S&P® 500 Index..

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RISK FACTORS

We urge you to read the section “Risk Factors” on page S-3 in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the XLF or the securities comprising the SPX. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus supplement, prospectus addendum and prospectus.

As you review “Risk Factors” in the accompany prospectus supplement, you should pay particular attention to the following sections:

·	“— Risks Relating to All Note Issuances”;

·	“— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset”; and

·	“— Additional Risks Relating to Certain Notes with More than One Instrument Comprising the Reference Asset”.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes are Not Principal Protected and You May Lose Up to 90% of Your Initial Investment.

The notes are not principal protected. The notes differ from ordinary debt securities in that we will not pay you 100% of the principal amount of your notes if the basket return is below -10%. In that event, you will lose 1% of the original principal amount for each percentage point that the basket return is below -10%. Accordingly, you may lose up to 90% of your initial investment in the notes.

Your Payment at Maturity, if any, Will Not Exceed the Maximum Payment at Maturity.

Your payment at maturity, if any, will not exceed the maximum payment at maturity of $[1,220.00]. You will not participate in any appreciation of the basket return (as magnified by the upside participation rate) beyond the maximum gain of [22.00]%. YOU WILL NOT RECEIVE A RETURN ON THE NOTES GREATER THAN THE MAXIMUM GAIN OF [22.00]%.

Changes in the Final Levels of the Basket Components May Offset Each Other.

The notes are linked to a weighted basket composed of the basket components. At a time when the final level of one basket component increases relative to the initial level of that basket component, the final level of the other basket component may not increase as much relative to the initial level of that basket component or may even decline. Therefore, in calculating the basket return on the final valuation date, any increase in the final level of one basket component relative to that basket component’s initial level may be moderated, or offset, by a lesser increase or decline in the final level of the other basket component. This affect is further amplified by the differing weights of the basket components. The more heavily weighted basket component will have a larger impact than the basket component with lesser weighting.

The Value of Shares of the XLF may not Completely Track the Value of the Financial Select Sector Index (the “underlying index”).

Although the trading characteristics and valuations of shares of the XLF will usually mirror the characteristics and valuations of the underlying index, the value of the shares of the XLF may not completely track the value of the underlying index. The value of XLF may reflect transaction costs and fees that are not included in the calculation of the underlying index. Additionally, because the XLF may not actually hold all of the stocks that comprise the underlying index but rather invests in a representative sample of securities which have a similar investment profile as the stocks that comprise the underlying index, the XLF may not fully replicate the performance of the underlying index.

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There Are Industry Concentration Risks Associated with an Investment Notes Linked to the XLF.

The stocks included in the underlying index, and that are generally tracked by the XLF, are stocks of companies representing the financial sector of the S&P® 500 Index. As a result, the portion of the basket return that is derived from the XLF will be concentrated in this single sector. Although an investment in the notes will not give noteholders any ownership or other direct interests in the stocks underlying the Financial Select Sector Index, the return on an investment in the notes will, in part, be subject to certain risks similar to those associated with direct equity investments in the financial sector of the S&P® 500 Index.

Tax Treatment.

You should carefully consider, among other things, the matters set forth in “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement. In the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, the following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the notes.

There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain, as to both the timing and character of any inclusion in income in respect of the notes. Under one approach, the notes should be treated as pre-paid forward or other executory contracts with respect to the indices. We intend to treat the notes consistent with this approach and pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts” in the prospectus supplement for certain U.S. federal income tax considerations applicable to notes that are treated as pre-paid cash-settled forward or other executory contracts. However, the XLF is a “pass-thru” entity for purposes of section 1260 of the Code, and we therefore intend to treat the portion of the notes that reference the XLF Index as subject to the “constructive ownership” rules of section 1260. Moreover, certain of the entities included in the SPX could be treated as a “real estate investment trust” (“REIT”), partnership, trust, or “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes, or otherwise as a “pass-thru entity” for purposes of section 1260 of the Code, in which case it is possible that the portion of the notes that corresponds to the SPX will also will be subject to the “constructive ownership” rules of section 1260 of the Code. Under this approach, any gain recognized on the sale, exchange, maturity, or other taxable disposition of the notes that is held for one year or less at the time of disposition would generally be treated as short-term capital gain. Any gain recognized on the sale, exchange, maturity, or other taxable disposition of the notes that is held for more than a year at the time of the disposition would generally be treated as long-term capital gain to the extent it relates to entities in the SPX that are not “pass-thru” entities. However, any such gain that relates to the XLF or to a “pass-thru” entity included in the SPX would be treated as long-term capital gain only to the extent that the U.S. holder can demonstrate that it would have realized long-term capital gain had it directly held the XLF or equity interests in the “pass-thru” entities included in the SPX, and otherwise would be treated as ordinary income that is subject to an interest charge. Because of the uncertainty regarding the tax treatment of the notes, we urge you to consult your tax advisor as to the tax consequences of your investment in a note. For a more complete discussion of the U.S. federal income tax consequences of your investment in a note, please see the discussion under “Certain U.S. Federal Income Tax Considerations.”

ILLUSTRATIVE EXAMPLES

The following examples are provided for illustration purposes only and are hypothetical; they do not purport to be representative of every possible scenario concerning increases or decreases in the final levels of the basket components relative to their respective initial levels. We cannot predict the final level of each basket component, and thus the basket return, on the final valuation date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical initial levels of the basket components used in the illustrations below are not the actual initial levels of the basket components. You should not take these examples as an indication or assurance of the expected performance of the basket components. The numbers below are rounded for ease of analysis.

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The following examples indicate how the cash settlement value would be calculated with respect to a hypothetical $1,000 investment in the notes. These examples assume that the notes are held to maturity, that the upside participation rate is equal to 200%, that the maximum gain is 22.00%, and that if the basket return is below -10%, investors will lose 1.00% of the original principal amount of their notes for each percentage point that basket return is below -10%.

Example 1: The final levels of both basket components increase compared to their respective initial levels.
Basket Component	XLF	SPX
Initial Level	26.00	1,350.00
Final Level	27.13	1,409.40
Basket Component Return	4.35%	4.44%
Basket Return (30% x XLF return + 70% x SPX return)	4.41%
Basket Return x Upside Participation Rate (200%)	8.82%
Maximum Gain	22.00%
Cash Settlement Value	$1,088.20

Here, the basket return is 4.41%.

Because the basket return is positive and below the maximum gain the cash settlement value equals 100% of the original principal amount plus the product of (a) the principal amount multiplied by (b) the basket return multiplied by the upside participation rate. Accordingly, at maturity, the cash settlement value in this example would equal $1,088.20.

Example 1 shows that you are assured a leveraged return of your principal investment, subject to the maximum gain when the final levels of the basket components exceed their initial levels.

Example 2: The final levels of both basket components increase significantly compared to their respective initial levels.
Basket Component	XLF	SPX
Initial Level	26.00	1,350.00
Final Level	29.39	1,560.06
Basket Component Return	13.04%	15.56%
Basket Return (30% x XLF return + 70% x SPX return)	14.80%
Basket Return x Upside Participation Rate (200%)	29.60%
Maximum Gain	22.00%
Cash Settlement Value	$1,220.00

Here, the basket return is 14.80%.

Because the basket return multiplied by the upside participation rate is greater than the maximum gain of 22.00%, the cash settlement value would be equal to the maximum payment at maturity. Accordingly, at maturity, the cash settlement value in this example would be $1,220.00.

Example 2 shows that the return on your investment in the notes would be capped by the maximum payment at maturity in situations where the basket return (as magnified by the upside participation rate) exceeds the maximum gain of 22.00%.

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Example 3: The final levels of both basket components decline slightly compared to their respective initial levels.
Basket Component	XLF	SPX
Initial Level	26.00	1,350.00
Final Level	25.44	1,290.00
Basket Component Return	-2.17%	-4.44%
Basket Return (30% x XLF return + 70% x SPX return)	-3.76%
Cash Settlement Value	$1,000.00

Here, the basket return is -3.76%.

Because the basket return is negative, but is not less than -10%, you would receive a cash settlement value equal to the original principal amount of your notes. Accordingly, the cash settlement value in this example would be equal to $1,000.

Example 3 shows that you are assured the return of the original principal amount of your notes where the basket return is not less than -10%.

Example 4: The final levels of both basket components decline significantly compared to their respective initial levels.
Basket Component	XLF	SPX
Initial Level	26.00	1,350.00
Final Level	15.83	600.00
Basket Component Return	-39.13%	-44.44%
Basket Return (30% x XLF return + 70% x SPX return)	-42.85%
Cash Settlement Value	$671.50

Here, the basket return is -42.85%.

Because the basket return is negative and is less than -10%, you would lose 1.00% of the original principal amount of your notes for each percentage point that the basket return is below -10%. Accordingly, at maturity, the cash settlement value would be equal to $671.50, and you would suffer a loss of 32.85%.

Example 4 shows that you may lose up to 90% of the original principal amount of your notes if the basket return falls below -10%.

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Example 5: The final level of the XLF decreases significantly, while the final level of the SPX increases significantly, compared to their respective initial levels.
Basket Component	XLF	SPX
Initial Level	26.00	1,350.00
Final Level	13.00	2,025.00
Basket Component Return	-50.00%	50.00%
Basket Return (30% x XLF return + 70% x SPX return)	20.00%
Basket Return x Upside Participation Rate (200%)	40.00%
Maximum Gain	22.00%
Cash Settlement Value	$1,220.00

Here, the basket return is 20.00%.

Because the more heavily weighted basket component (the SPX) will have a larger impact than the basket component with a lesser weighting (the XLF), the basket return is positive. Since the basket return multiplied by the upside participation rate is greater than the maximum gain of 22.00%, the cash settlement value would be equal to the maximum payment at maturity. Accordingly, at maturity, the cash settlement value in this example would be $1,220.00.

Example 5 shows that a change in the level of the more heavily weighted basket component will have a greater influence on the basket return than a change in the level of a basket component with a lesser weighting.

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Sensitivity Analysis - Hypothetical Payment at Maturity for Each $1,000 Principal Amount of Notes.

The table below illustrates the payment at maturity (including, where relevant, the payment in respect of the basket return) on an investment of $1,000 in notes for a hypothetical range of performance for the basket return from -100% to +100%. The following results are based solely on the assumptions cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis. The table assumes a hypothetical upside participation rate of 200% and a maximum payment at maturity of $1,220.00. The table also assumes that if the basket return is less than -10%, you will lose 1.00% of the original principal amount of your notes for each percentage point that the basket return is below -10%.

Assumptions:

·	Principal amount:	$1,000

·	Upside participation rate:	200%, if the basket return is positive

·	Maximum payment at maturity	$1,220.00

·	Partial principal protection:	The initial 10% of any negative basket return

·	Reference asset performance:	100% to -100%

Performance of the Reference Asset	Performance of the Notes
Basket Return	Upside Participation Rate	Return on the Notes (%)	Payment at Maturity
100.00%	200%	22.00%	$1,220.00
90.00%	200%	22.00%	$1,220.00
80.00%	200%	22.00%	$1,220.00
70.00%	200%	22.00%	$1,220.00
60.00%	200%	22.00%	$1,220.00
50.00%	200%	22.00%	$1,220.00
40.00%	200%	22.00%	$1,220.00
30.00%	200%	22.00%	$1,220.00
20.00%	200%	22.00%	$1,220.00
10.00%	200%	20.00%	$1,200.00
5.00%	200%	10.00%	$1,100.00
0.00%	N/A	0.00%	$1,000.00
-5.00%	N/A	0.00%	$1,000.00
-10.00%	N/A	0.00%	$1,000.00
-20.00%	N/A	-10.00%	$900.00
-30.00%	N/A	-20.00%	$800.00
-40.00%	N/A	-30.00%	$700.00
-50.00%	N/A	-40.00%	$600.00
-60.00%	N/A	-50.00%	$500.00
-70.00%	N/A	-60.00%	$400.00
-80.00%	N/A	-70.00%	$300.00
-90.00%	N/A	-80.00%	$200.00
-100.00%	N/A	-90.00%	$100.00

The notes are intended to be long term investments and, as such, should be held to maturity. They are not intended to be short-term trading instruments. The price at which you will be able to sell your notes prior to maturity may be at a substantial discount from the principal amount of the notes, even in cases where the reference asset has appreciated since the pricing date of the notes. The potential returns described here assume that your notes are held to maturity.

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DESCRIPTION OF THE BASKET COMPONENTS

General

This free writing prospectus is not an offer to sell and it is not an offer to buy interests in the XLF, any of the securities comprising the underlying index, or any of the securities comprising the SPX. All disclosures contained in this free writing prospectus regarding the basket components, including their make-up, performance, method of calculation, and changes in their constituents, are derived from publicly available information. Neither HSBC nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the basket component, stocks comprising the underlying index, or stocks comprising the SPX contained in this free writing prospectus. You should make your own investigation into the basket component, stocks included in the underlying index, and stocks included in the SPX. The reference sponsor has no obligation to continue to publish, and may discontinue publication of, the underlying index or the SPX. The reference sponsor may discontinue or suspend the publication of the underlying index or the SPX at any time.

Neither we nor any affiliate makes any representation that any publicly available information regarding the reference sponsor is accurate or complete. For more information, We urge you to read the section “Sponsors or Issuers and Reference Asset” on page S-25 in the accompanying prospectus supplement.

The description below of each index includes a table that sets forth the quarterly high and low intraday levels, as well as end-of-quarter closing levels, of the respective basket component for each quarter in the period from January 1, 2004 through December 31, 2007 and for the period from January 2, 2008 through February 28, 2008. We obtained the data in these tables from the Bloomberg Professional® service, without independent verification by us. Historical levels of each basket component should not be taken as an indication of future performance of such basket component.

Financial Select Sector SPDR® (the “XLF”)

We have derived all information contained in this free writing prospectus regarding the XLF, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by Standard & Poor’s (“S&P”) and SSgA Funds Management, Inc. (“SSFM”). The reference asset is an investment portfolio maintained and managed by SSFM. The reference asset is an exchange traded fund (“ETF”) that trades on the AMEX under the ticker symbol “XLF”. We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

The Select Sector SPDR Trust consists of separate investment portfolios (each, a “Select Sector SPDR Fund”). Each Select Sector SPDR® Fund is an index fund that invests in a particular sector or group of industries represented by a specified Select Sector Index. The companies included in each Select Sector Index are selected on the basis of Global Industry Classification Standards from a defined universe of companies. The Select Sector Indices (each, a “Select Sector Index”) upon which the Select Sector SPDR® Funds are based together comprise all of the companies in the S&P 500® Index. The investment objective of each Select Sector SPDR® Fund is to provide investment results that, before expenses, correspond generally to the price and yield performance of publicly traded equity securities of companies in a particular sector or group of industries, as represented by a specified market sector index. The XLF represents the companies that represent the Financial Select Sector Index, which is the underlying index.

Investment Objective and Strategy

The XLF seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the underlying index. The underlying index measures the performance of the financial services sector of the U.S. equity market. The underlying index includes companies in the following sub-sectors: banking, mortgage finance, consumer finance, specialized finance, investment banking and brokerage, asset management and custody, corporate lending, insurance and financial investment, and real estate including REITs.

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Replication

The XLF pursues the indexing strategy of “replication” in attempting to track the performance of the underlying index. The XLF will invest in all of the securities which comprise the underlying index. The XLF will normally invest at least 95% of its total assets in common stocks that comprise the underlying index.

Correlation

The underlying index is a theoretical financial calculation, while the XLF is an actual investment portfolio. The performance of the XLF and the underlying index will vary somewhat due to transaction costs, asset valuations, market impact, corporate actions (such as mergers and spin-offs) and timing variances. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called “tracking error.” The XLF, using a replication strategy, can be expected to have a lesser tracking error than a fund using representative sampling strategy. Representative sampling is a strategy in which a fund invests in a representative sample of securities in an underlying index.

The Financial Select Sector Index

The underlying index is a modified market capitalization-based index, intended to provide an indication of the pattern of common stock price movements of companies that are components of the S&P 500® Index and are involved in the development or production of financial products. Companies in the underlying index include a wide array of diversified financial services firms whose business lines range from investment management to commercial and business banking.

The stocks included in the underlying index are selected by the Index Compilation Agent in consultation with S&P from the universe of companies represented by the S&P 500® Index. The composition and weighting of the stocks included in the underlying index will likely differ from the composition and weighting of stocks included in any similar S&P 500® sector index that is published and disseminated by S&P. The AMEX acts as the “Index Calculation Agent” in connection with the calculation and dissemination of the Underlying Index. S&P’s only relationship to the Index Compilation Agent is the licensing of certain trademarks and trade names of S&P and of the S&P 500® Index which is determined, composed and calculated by S&P without regard to the Index Compilation Agent or any Select Sector SPDR® Fund.

Historical Performance of XLF

The following table sets forth the quarterly high and low intra day prices, as well as end-of-quarter closing prices, of XLF for each quarter in the period from January 1, 2004 through December 31, 2007 and for the period from January 2, 2008 through February 28, 2008. The closing price of XLF on February 28, 2008 was 26.70. We obtained the data in the following table from the Bloomberg Professional® service, without independent verification by us. Historical prices of XLF should not be taken as an indication of future performance, and no assurance can be given that the price of XLF will increase relative to the initial level during the term of the notes.

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Quarter Ending	Quarterly High	Quarterly Low	Quarterly Last
March 31, 2004	30.61	27.98	29.40
June 30, 2004	30.25	26.82	28.58
September 30, 2004	29.50	27.25	28.46
December 31, 2004	30.71	27.00	30.53
March 31, 2005	30.79	28.06	28.39
June 30, 2005	29.85	27.39	29.47
September 30, 2005	30.40	28.70	29.52
December 30, 2005	32.55	28.43	31.67
March 31, 2006	33.32	31.16	32.55
June 30, 2006	34.22	31.18	32.34
September 30, 2006	35.00	31.44	34.62
December 31, 2006	37.14	34.41	36.74
March 30, 2007	37.99	34.18	35.63
June 29, 2007	38.15	35.12	36.18
September 30, 2007	36.99	31.51	34.32
December 31, 2007	35.97	28.10	28.93
January 2, 2008 through February 28, 2008	29.93	24.11	26.70

The S&P 500® Index

We have derived all information relating to the SPX, including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of and is subject to change by, Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”). S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of the SPX at any time.

S&P publishes the SPX.

The SPX is capitalization weighted and is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the SPX, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of February 28, 2008, 424 companies, or 84.80% of the SPX, traded on the New York Stock Exchange and 76 companies, or 15.20% of the SPX, traded on The NASDAQ Stock Market.  S&P chooses companies for inclusion in the SPX with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the New York Stock Exchange (the “NYSE”), which S&P uses as an assumed model for the composition of the total market.

Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the SPX with the number of companies included in each group, as of February 28, 2008, indicated in parentheses: Industrials (56), Utilities (31), Telecommunication Services (9), Materials (28), Information Technology (71), Energy (36), Consumer Staples (39), Consumer Discretionary (87), Healthcare (51) and Financials (92). Changes in the SPX are reported daily in the financial pages of many major newspapers, on the Bloomberg Financial Service under the symbol “SPX” and on S&P website (http://www.spglobal.com). Information contained in the S&P website is not incorporated by reference in, and should not be considered a part of, this free writing prospectus. The SPX does not reflect the payment of dividends on the stocks included in the SPX.

Computation of the SPX

S&P currently computes the SPX as of a particular time as follows:

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(i)	the product of the market price per share and the number of then outstanding shares of each component stock as determined as of that time (referred to as the “market value” of that stock);

(ii)	the market values of all component stocks as of that time are aggregated;

(iii)	the average of the market values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined;

(iv)	the mean average market values of all these common stocks over the base period are aggregated (the aggregate amount being referred to as the “base value”);

(v)	the current aggregate market value of all component stocks is divided by the base value; and

(vi)	the resulting quotient, expressed in decimals, is multiplied by ten.

While S&P currently employs the above methodology to calculate the SPX, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the performance of the SPX.

S&P adjusts the foregoing formula to offset the effects of changes in the market value of a component stock that are determined by S&P to be arbitrary or not due to true market fluctuations.

These changes may result from causes such as:

·	the issuance of stock dividends,

·  the granting to shareholders of rights to purchase additional shares of stock,

·  the purchase of shares by employees pursuant to employee benefit plans,

·  consolidations and acquisitions,

·  the granting to shareholders of rights to purchase other securities of the company,

·  the substitution by S&P of particular component stocks in the SPX, and

·  other reasons.

In these cases, S&P first recalculates the aggregate market value of all component stocks, after taking account of the new market price per share of the particular component stock or the new number of outstanding shares of that stock or both, as the case may be, and then determines the new base value in accordance with the following formula:

Old Base Value X New Market Value = New Base Value
Old Market Value

The result is that the base value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of these causes upon the SPX.

In addition, S&P standard practice is to remove all closely held shares and shares held between corporations who are both in the calculations of the SPX and an SPX component’s market value.

License Agreement with Standard & Poor’s (“S&P”):

We have entered into a nonexclusive license agreement providing for the license to us, in exchange for a fee, of the right to use indices owned and published by S&P’s in connection with some products, including the securities.

The notes are not sponsored, endorsed, sold or promoted by S&P, a division of The McGraw Hill Companies, Inc. S&P makes no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in financial products generally or in the notes particularly or the ability of the S&P 500® to track general stock market performance. S&P’s only relationship to HSBC USA Inc. (other than transactions entered into in the ordinary course of business) is the licensing of certain service marks and trade names of S&P and of the S&P 500® which is determined, composed and calculated by S&P without regard to HSBC or the notes. S&P has no obligation to take the needs of HSBC or the holders of the notes into consideration in determining, composing or calculating the S&P 500®. S&P is not responsible for and has not participated in the determination of the timing of the sale of the notes, prices at which the notes are to initially be sold, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the notes.

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Historical Performance of SPX

The following table sets forth the quarterly high and low intra day levels, as well as end-of-quarter closing levels, of SPX for each quarter in the period from January 1, 2004 through December 31, 2007 and for the period from January 2, 2008 through February 28, 2008. The closing level of SPX on February 28, 2008 was 1,367.68. We obtained the data in the following table from Bloomberg Financial Service, without independent verification by us. Historical prices of SPX should not be taken as an indication of future performance, and no assurance can be given that the level of SPX will increase relative to its initial level during the term of the notes.

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Last
March 31, 2004	1,163.23	1,087.06	1,126.21
June 30, 2004	1,150.57	1,076.32	1,140.84
September 30, 2004	1,140.84	1,060.72	1,114.58
December 31, 2004	1,217.33	1,090.19	1,211.92
March 31, 2005	1,229.11	1,163.69	1,180.59
June 30, 2005	1,219.59	1,136.15	1,191.33
September 30, 2005	1,245.86	1,183.55	1,228.81
December 30, 2005	1,275.80	1,168.20	1,248.29
March 31, 2006	1,310.88	1,245.74	1,294.83
June 30, 2006	1,326.70	1,219.29	1,270.20
September 30, 2006	1,340.28	1,224.54	1,335.85
December 31, 2006	1,431.81	1,327.10	1,418.30
March 30, 2007	1,461.57	1,363.98	1,420.86
June 29, 2007	1,540.56	1,416.37	1,503.35
September 30, 2007	1,555.90	1,370.60	1,526.75
December 31, 2007	1,576.09	1,406.10	1,468.36
January 2, 2008 through February 28, 2008	1,471.77	1,270.05	1,367.68

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CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider, among other things, the matters set forth in “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement. In the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, the following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the notes. This summary supplements the section “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes. Under one approach, the notes should be treated as pre-paid forward or other executory contracts with respect to the basket components that are subject to the constructive ownership rules of 1260 with respect to the portion of the notes that corresponds to the XLF and possibly also with respect to the SPX, as described below.. We intend to treat the notes consistent with this approach and pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts” in the prospectus supplement for certain U.S. federal income tax considerations applicable to notes that are treated as pre-paid cash-settled forward or other executory contracts.

The XLF is a “pass-thru” entity for purposes of section 1260 of the Code, and we therefore intend to treat the portion of the notes that reference the XLF Index as subject to the “constructive ownership” rules of section 1260. Moreover, if one or more of the entities included in the SPX are treated as a REIT, partnership or trust, or PFIC for U.S. federal income tax purposes, or otherwise as a "pass-thru entity" for purposes of section 1260 of the Code, it is possible that the portion of the notes that correspond to the SPX will also be subject to the "constructive ownership" rules of section 1260 of the Code. Under this approach, any gain recognized on the sale, exchange, maturity, or other taxable disposition of the notes that is held for one year or less at the time of disposition would generally be treated as short-term capital gain. Any gain recognized on the sale, exchange, maturity, or other taxable disposition of the notes that is held for more than a year at the time of the disposition would generally be treated as long-term capital gain to the extent it relates to entities in the SPX that are not “pass-thru” entities. However, any such gain that relates to the XLF or to a “pass-thru” entity included in the SPX would be treated as long-term capital gain only to the extent that the U.S. holder can demonstrate that it would have realized long-term capital gain had it directly held the XLF or equity interests in the “pass-thru” entities included in the SPX, and otherwise would be treated as ordinary income that is subject to an interest charge. The interest charge is equal to the amount of interest that would be imposed on the underpayment of tax (currently at a rate equal to 9% for corporate taxpayers with underpayments in excess of $100,000 and 7% for all other taxpayers) that would have resulted if the recharacterized ordinary income had been included in gross income in the years in which it accrued (determined by treating the income as accruing at a 2.25% constant rate), over the period from the day on which the U.S. holder purchased the note until the due date for the return for the year in which the U.S. holder sells, exchanges or otherwise disposes of the note.

Because the U.S. holder does not share in distributions made on the reference asset, these distributions should be excluded from the calculation of the amount and character of gain, if any, that would have been realized had the U.S. holder held the XLF or “pass-thru” entity components of the SPX directly. See “Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts” in the prospectus supplement for certain U.S. federal income tax considerations applicable to notes that are treated as pre-paid cash-settled forward or other executory contracts that are subject to the “constructive ownership” rules of section 1260.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes, other characterizations and treatments are possible and the timing and character of income in respect of the notes might differ from the treatment described above. For example, the notes could be treated as debt instruments that are “contingent payment debt instruments” for federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts” in prospectus supplement.

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Recently, the Internal Revenue Service ("IRS") and the Treasury Department issued Notice 2008-2 under which they requested comments as to whether the purchaser of an exchange traded note or prepaid forward contract (such as a note that we intend (and you agree) to treat as a forward or other executory contract, or as a put and a deposit, for U.S. federal income tax purposes) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital , and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder of a note is required to accrue income in respect of the note prior to the receipt of payments under the note or its earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a note as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder of the note could be subject to U.S. withholding tax in respect of a note. It is unclear whether any regulations or other guidance would apply to the notes (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the federal income tax treatment of the notes.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

CERTAIN ERISA CONSIDERATIONS

We urge you to read and consult “Certain ERISA Considerations” section in the Prospectus Supplement.

DELISTING OR SUSPENSION OF TRADING IN THE SHARES OF THE XLF; TERMINATION OF THE XLF; AND DISCONTINUATION OF THE UNDERLYING INDEX

If the shares of the XLF are delisted from, or trading of shares of the XLF is suspended on, the relevant exchange and a major U.S. exchange or market lists or approves for trading successor or substitute securities that the calculation agent determines, in its sole discretion, to be comparable to the shares of the XLF (any such securities, the “successor shares”), the value of such successor shares will be substituted for all purposes. Upon any selection by the calculation agent of successor shares, the calculation agent will cause notice thereof to be furnished to the trustee, who will provide notice thereof to the registered holders of the notes.

If the shares of the XLF are delisted from, or trading of the shares of the XLF is suspended on, the relevant exchange and successor shares that the calculation agent determines to be comparable to the shares of the XLF are not listed or approved for trading on a major U.S. exchange or market, a successor or substitute security will be selected by the calculation agent, in it sole discretion, and the value of such successor or substitute security, as determined by the calculation agent in its sole discretion, will be substituted for all purposes. Upon any selection by the calculation agent of successor or substitute securities, the calculation agent will cause notice thereof to be furnished to us and the trustee, who will provide notice thereof to the registered holders of the notes.

If the XLF is liquidated or otherwise terminated (a “termination event”), the final level of the shares of the XLF on the final valuation date will be determined by the calculation agent in its sole discretion. The calculation agent will cause notice of the termination event and calculation of the final level as described above to be furnished to us and the trustee, who will provide notice to registered holders of the notes.

If a termination event has occurred and the reference sponsor discontinues publication of the underlying index and if the reference sponsor or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the underlying index, then the value of the underlying index will be determined by reference to the value of that index, which we refer to as a “underlying index successor.” Upon any selection by the calculation agent of an underlying index successor, the calculation agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the underlying index successor to the registered holders of the notes.

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If a termination event has occurred and the reference sponsor discontinues publication of the underlying index and a underlying index successor is not selected by the calculation agent or is no longer published from the date of the termination event up to and including the final valuation date, the value to be substituted for the underlying index on the final valuation date will be a value computed by the calculation agent for that date in accordance with the procedures last used to calculate the underlying index prior to any such discontinuance. Notwithstanding these alternative arrangements, discontinuance of the publication of the underlying index may adversely affect trading in the notes.

If an underlying index successor is selected or the calculation agent calculates a value as a substitute for the underlying index as described above, the underlying index successor or value will be substituted for the underlying index for all purposes, including for purposes of determining whether a market disruption event occurs. Notwithstanding these alternative arrangements, discontinuance of the publication of the underlying index may adversely affect the market value of the notes.

“Reference sponsor” means S&P, a division of The McGraw-Hill Companies, Inc..

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on the holder of notes, absent manifest error.

DISCONTINUANCE OR MODIFICATION OF THE SPX

If the reference sponsor discontinues publication of or otherwise fails to publish the SPX on any day on which the SPX is scheduled to be published and the reference sponsor or another entity publishes a successor or substitute index that the calculation agent determines to be comparable to the discontinued index (the comparable index, the “successor index”), then that successor index will be deemed to be the SPX for all purposes relating to the notes, including for purposes of determining whether a market disruption event exists. Upon any selection by the calculation agent of a successor index, the calculation agent will furnish written notice to us and the holders of the notes.

If the SPX is discontinued or if the reference sponsor fails to publish the SPX and the calculation agent determines that no successor index is available at that time, then the calculation agent will determine the level of the SPX using the same general methodology previously used by the reference sponsor. The calculation agent will continue to make that determination until the earlier of (i) the final valuation date or (ii) a determination by the calculation agent that the SPX or a successor index is available. In that case, the calculation agent will furnish written notice to us and the holders of the notes.

If at any time the method of calculating the SPX or a successor index, or the value thereof, is changed in a material respect, or if the SPX or a successor index is in any other way modified so that, in the determination of the calculation agent, the value of that SPX does not fairly represent the value of the SPX or successor index that would have prevailed had those changes or modifications not been made, then the calculation agent will make the calculations and adjustments as may be necessary in order to determine the index level comparable to the level that would have prevailed had those changes or modifications not been made. If, for example, the method of calculating the SPX or a successor index is modified so that the value of that index is a fraction of what it would have been if it had not been modified (e.g., due to a split in the index), then the calculation agent will adjust that index in order to arrive at a value of the SPX or the successor index as if it had not been modified (e.g., as if the split had not occurred). In that case, the calculation agent will furnish written notice to us and the holders of the notes.

Notwithstanding these alternative arrangements, discontinuance of the publication of the SPX may adversely affect the value of, and trading in, the notes.

EVENTS OF DEFAULT AND ACCELERATION

If the calculation agent determines that the notes have become immediately due and payable following an event of default (as defined in the prospectus) with respect to the notes, the calculation agent will determine the accelerated cash settlement value due and payable in the same general manner as described in “Return on the Notes — Payment at Maturity” in this free writing prospectus. In that case, the scheduled trading day preceding the date of acceleration will be used as the final valuation date for purposes of determining the accelerated basket return. If a market disruption event exists with respect to a basket component on that scheduled trading day, then the final valuation date for that basket component will be postponed for up to five scheduled trading days (in the same general manner used for postponing final valuation dates during the term of the notes).. The accelerated maturity date will be the third business day following the accelerated final valuation date.

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If the notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the notes. For more information, see “Description of Debt Securities — Events of Default” and “— Events of Default; Defaults” in the prospectus.

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You should only rely on the information contained in this free writing prospectus, the accompanying prospectus supplement, prospectus addendum and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying prospectus supplement, prospectus addendum and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying prospectus supplement, prospectus addendum and prospectus are not an offer to sell these securities, and these documents are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying prospectus supplement and prospectus is correct on any date after their respective dates.
		HSBC USA Inc. $[●] Equity Buffer Notes Linked to a weighted basket of the Financial Select Sector SPDR and the S&P 500® Index. March 3, 2008 FREE WRITING PROSPECTUS
TABLE OF CONTENTS

Free Writing Prospectus
Summary	FWP-2
Investor Suitability	FWP-4
Risk Factors	FWP-5
Illustrative Examples	FWP-7
Description of the Indices	FWP-11
Certain U.S. Federal Income Tax Considerations	FWP-18
Certain ERISA Considerations	FWP-18
Discontinuance or Modification of an Index	FWP-19
Events of Default and Acceleration	FWP-19

Prospectus Supplement
Risk Factors	S-3
Pricing Supplement	S-13
Description of Notes	S-14
Sponsors or Issuers and Reference Asset	S-25
Use of Proceeds and Hedging	S-26
Certain U.S. Federal Income Tax Considerations	S-26
Supplemental Plan of Distribution	S-38

Prospectus
About this Prospectus	2
Special Note Regarding Forward-Looking Statements	2
HSBC USA Inc.	3
Use of Proceeds	3
Description of Debt Securities	4
Description of Preferred Stock	16
Description of Warrants	22
Description of Purchase Contracts	26
Description of Units	29
Book-Entry Procedures	32
Limitations on Issuances in Bearer Form	36
Certain U.S. Federal Income Tax Considerations Relating to Debt Securities	37
Plan of Distribution	52
Notice to Canadian Investors	54
Certain ERISA Matters	58
Where You Can Find More Information	59
Legal Opinions	59
Experts	59

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